Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

In accordance with Circular no. 3,876, article 39 (01/31/2018) of the Central Bank of Brazil, Itaú Unibanco Holding S.A. announces to the market that the document called Interest Rate Risk in the Banking Book was made available on the Investor Relations website (www.itau.com.br/investor-relations).

São Paulo (SP), December 28, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations